UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

eTelecare Global Solutions, Inc.
(Name of Subject Company)

eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)

American Depositary Shares, each representing
one common share,
par value two Philippine pesos per share
(Title of Class of Securities)

29759R102
(CUSIP Number of Class of Securities)

John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On November 7, 2008, pursuant to Philippine Securities Regulation Code (SRC Rule 19), EGS Acquisition Co LLC issued the Notice to the Shareholders of eTelecare Global Solutions, Inc. published in the Philippine Star and Philippine Daily Inquirer included below.

TO THE SHAREHOLDERS OF eTelecare Global Solutions, Inc.

November 7, 2008

Pursuant to Paragraph 5 of the mandatory tender offer rules under the Securities Regulation Code (SRC Rule 19), this is to advise you that EGS Acquisition Co LLC will implement a tender offer for the total issued and outstanding common shares (including American Depositary Shares) of eTelecare Global Solutions, Inc. (“eTelecare”). The terms of the tender offer shall be announced on the date of the commencement of the tender offer.

This statement of intent does not constitute an offer to purchase nor a solicitation of an offer to sell common shares or American Depositary Shares of eTelecare. The tender offer will be made solely by the formal offer documents and the related application to sell for common shares (and similar documents for American Depositary Shares). Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available), including the tender offer statement on SEC Form 19-1 and other documents to be filed with the SEC in connection with the tender offer.

Very truly yours,

EGS Acquisition Co LLC

*******************

Important Additional Information:  The tender offer for the outstanding common shares and American Depositary Shares (collectively, the “Shares”) of eTelecare Global Solutions, Inc. (“eTelecare”) has not yet commenced. These communications are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, the Buyer intends to file with the United States Securities and Exchange Commission (the “US SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, in addition to similar documentation intended to be filed with the Philippine Securities and Exchange Commission (the “PSEC”), and eTelecare intends to file with the US SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, and similar documentation intended to be filed with the PSEC. The Buyer and eTelecare intend to mail these documents to the shareholders of eTelecare. These documents will contain important information about the tender offer and shareholders of eTelecare are urged to read them carefully when they become available. Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available) and other documents filed by eTelecare or the offeror with the US SEC at the website maintained by the US SEC at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “expects,” “believes,” “intends, “will,” “estimates” and similar expressions identify such forward-looking statements. These are statements that relate to future events and include, but are not limited to, statements related to expanding our service delivery capabilities. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition agreement; and (2) the inability to complete the offer due to the failure to satisfy conditions required to complete the offer. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the company’s ability to control or predict.